UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2012

Commission File Number: 001-35404

EURASIAN MINERALS INC.
(Translation of registrant’s name into English)

Suite 501 – 543 Granville Street
Vancouver, British Columbia V6C 1X8
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[   ] Form 20-F     [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

     Eurasian Minerals Inc. (the “Company”) is furnishing the following exhibits attached hereto: (i) News Release, "Eurasian Minerals and Bullion Monarch Mining Enter Into Merger Agreement," dated February 7, 2012, jointly issued by the Company and Bullion Monarch Mining, Inc. (“Bullion”); (ii) Agreement and Plan of Merger (the “Merger Agreement”), dated February 7, 2012, by and among the Company, Bullion and EMX (Utah) Corp., a wholly owned subsidiary of the Company; and (iii) form of Voting Agreement, dated February 7, 2012, between the Company and certain shareholders of Bullion.

Exhibits:

99.1	News Release, dated February 7, 2012

99.2	Merger Agreement, dated February 7, 2012

99.3	Form of Voting Agreement, dated February 7, 2012

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURASIAN MINERALS INC.

(Registrant)

Date: February 8, 2012	By:	/s/ Valerie Barlow

	Name:	Valerie Barlow
	Title:	Corporate Secretary